Computershare
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: 14/03/11

To: All Canadian Securities Regulatory Authorities

Subject: ENTREE GOLD INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	08-04-2011
Record Date for Voting (if applicable) :	08-04-2011
Beneficial Ownership Determination Date :	08-04-2011
Meeting Date :	16-05-2011
Meeting Location (if available) :	TBA

Voting Security Details:

Description	**CUSIP Number**	**ISIN**
COMMON SHARES	29383G100	CA29383G1000

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for ENTREE GOLD INC.